Exhibit 99.1

Cascades reports first quarter results

Kingsey Falls, Québec, May 10, 2006 — Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports net earnings of $22 million ($0.22 per share) for the quarter ended March 31, 2007. This compares with net earnings of $6 million ($0.07 per share) for the same period in 2006. When excluding specific items(1), net earnings for the first quarter of 2007 amounted to $5 million ($0.05 per share) compared to net earnings of $6 million ($0.07 per share) for the same quarter in 2006.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except per share amount)	Q1/2007	Q1/2006	Q4/2006

Sales	1,027	818	876
Operating income before depreciation and amortization (OIBD)(1)	108	71	13
Operating income (loss) from continuing operations	55	31	(28)
Net earnings (loss)	22	6	(46)
per common share	$0.22	$0.07	$(0.56)
Cash flow from operations from continuing operations(1)	38	38	35
per common share(1)	$0.38	$0.47	$0.43

Excluding specific items(1)
Operating income before depreciation and amortization (OIBD)	84	69	81
Operating income from continuing operations	31	29	40
Net earnings	5	6	13
per common share	$0.05	$0.07	$0.16
Cash flow from operations from continuing operations	46	39	43
per common share	$0.46	$0.48	$0.53

Note 1 - see the supplemental information on non-GAAP measures note.

Business highlights

•                  Quarterly sales exceed the billion $ mark for the first time in Cascades’ history.

•                  Improved operating income before depreciation compared to Q1 2006 due to:

•                  The acquisition of the remaining 50% of Norampac;

•                  Generally higher prices;

•                  And this despite the quarterly increase of approximately 55% in recycled paper costs which led to $33 million in additional costs.

•                  Cascades continues to position itself as a leader in sustainable development:

•                  Launch of BioxoTM, a worldwide first, containers made from totally oxo-degradable polystyrene foam;

•                  Agreement with a leading printer to supply recycled fine paper made of 100% post-consumer fibre for all their books published in black and white;

•                  Announcement of an investment of $27 million for energy efficiency at the Trenton containerboard mill, which it is expected to reduce our Canadian annual greenhouse gas emissions by more than 70,000 tonnes (14%).

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “First quarter results were significantly impacted by the sudden increase in waste paper costs and the unexpected halt in production at the coated recycled boxboard mill in Toronto. Despite these negative events we were able to deliver stable earnings quarter-over-quarter as a result of improved prices. Also, with the support of our employees, we continued to focus on cost reduction, less-performing assets and substainable development to better position ourselves for the future.”

Three-month period ended March 31, 2007

Sales increased 26% during the first quarter of 2007 amounting to $1.027 billion as a result of acquisitions realized in 2006. Operating income amounted to $55 million compared to $31 million achieved for the same period last year.

Operating income from continuing operations excluding specific items amounted to $31 million compared to $29 million last year and mainly excludes a gain of $25 million on the sale of our joint-venture interest in GSD Packaging, LLC, within our Boxboard Group.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “We expect that the seasonal pick up in activity in most of our business segments and selling price improvements should positively impact our second quarter results. However, business conditions will continue to be challenging as a result of high fiber costs, the recent increase of the $CA and energy prices, as well as the slower economic growth in the U.S.. Given these conditions, we will therefore continue to concentrate efforts to reduce costs and deliver on our action plan.”

Dividend on Common Shares

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid June 14, 2007 to shareholders of record at the close of business on May 31, 2007.

This dividend paid by Cascades is an “eligible dividend” as per the proposed changes to the Income Tax Act (Bill C-28, Canada).

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items:

(in millions of Canadian dollars)	Q1/2007	Q1/2006	Q4/2006

Net earnings (loss)	22	6	(46)
Net loss from discontinued operations	—	3	1
Non-controlling interest	1	—	—
Share of results of significantly influenced companies	(4)	(3)	(2)
Provision for (recovery of) income taxes	13	4	(14)
Foreign exchange loss (gain) on long-term debt	(4)	—	14
Interest expense	27	21	19

Operating income (loss)	55	31	(28)
Specific items :
Inventory adjustment resulting from the Norampac acquisition	6	—	—
Unusual gain	(25)	—	—
Impairment loss on property, plant and equipment	—	—	54
Closure and restructuring costs	2	4	12
Unrealized loss (gain) on commodity derivative financial instruments	(7)	(6)	2
	(24)	(2)	68

Operating income - excluding specific items	31	29	40

Depreciation and amortization	53	40	41

Operating income before depreciation and amortization - excluding specific items	84	69	81

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share 1
(in millions of Canadian dollars, except amount per share)	Q1/2007	Q1/2006	Q4/2006	Q1/2007	Q1/2006	Q4/2006

As per GAAP	22	6	(46)	$0.22	$0.07	$(0.56)
Specific items :
Inventory adjustment resulting from the Norampac acquisition	6	—	—	$0.04	$—	$—
Unusual gains	(25)	—	—	$(0.14)	$—	$—
Impairment loss on property, plant and equipment	—	—	54	$—	$—	$$0.46
Closure and restructuring costs	2	4	12	$0.01	$0.03	$0.11
Unrealized loss (gain) on commodity derivative financial instruments	(7)	(6)	2	$(0.05)	$(0.05)	$0.01
Foreign exchange loss (gain) on long-term debt	(4)	—	14	$(0.03)	$—	$0.14
Included in discontinued operations	—	2	1	$—	$0.02	$—
Tax effect on specific items	11	—	(24)
	(17)	—	59	$(0.17)	$—	$0.72

Excluding specific items	5	6	13	$0.05	$0.07	$0.16

Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of dollars, except amounts per share)	Q1/2007	Q1/2006	Q4/2006	Q1/2007	Q1/2006	Q4/2006

Cash flow provided by (used for) operating activities	(44)	5	107
Changes in non-cash working capital components	82	33	(72)
Cash flow from operations	38	38	35	$0.38	$0.47	$0.43
Specific items :
Inventory adjustment resulting from the Norampac acquisition	6	—	—	$0.06	—	—
Closure and restructuring costs, net of current income tax	2	1	8	$0.02	$0.01	$0.10

Excluding specific items	46	39	43	$0.46	$0.48	$0.53

Founded in 1964, Cascades produces, transforms and markets packaging and tissue products  composed mainly of recycled fibres. Cascades employs close to 14 000 employees who work in more than 100 modern and flexible production units located in North -America and Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information:	Source:

Mr. Hubert Bolduc	Mr. Christian Dubé
Vice-President, Communications	Vice-President and Chief Financial Officer
and Public Affairs	Cascades Inc.
(514) 912-3790

Mr. Marc Jasmin, C.M.A.
Director, Investor relations
Cascades Inc.
(514) 282-2681

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended March 31,
	2007	2006

Sales
Packaging products
Boxboard
Manufacturing	201	172
Converting	169	184
Eliminations and others	(24)	(12)
	346	344
Containerboard
Manufacturing	154	82
Converting	239	120
Eliminations and others	(99)	(58)
	294	144
Specialty products
Manufacturing	86	85
Converting	59	54
Recovery, deinked pulp and eliminations	93	50
	238	189

Eliminations	(28)	(20)
	850	657
Tissue papers
Manufacturing and converting	186	169

Eliminations and others	(9)	(8)
Consolidated total	1,027	818

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended March 31,
	2007	2006
Operating income (loss) before depreciation and amortization from continuing operations and operating income from continuing operations

Packaging products
Boxboard
Manufacturing	(4)	4
Converting	38	16
Others	(2)	(3)
	32	17
Containerboard
Manufacturing	21	8
Converting	15	11
Others	3	(1)
	39	18

Specialty products
Manufacturing	4	(2)
Converting	7	6
Recovery, deinked pulp and others	6	6
	17	10

	88	45
Tissue papers
Manufacturing and converting	19	29

Corporate	1	(3)
Operating income before depreciation and amortization from continuing operations
	108	71

Depreciation and amortization
Boxboard	(17)	(17)
Containerboard	(16)	(9)
Specialty products	(8)	(7)
Tissue papers	(9)	(9)
Corporate and eliminations	(3)	2
	(53)	(40)
Operating income from continuing operations	55	31

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended March 31,
	2007	2006

Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	3	1
Converting	10	5
Others	(1)	—
	12	6
Containerboard
Manufacturing	1	2
Converting	3	3
Others	—	—
	4	5
Specialty products
Manufacturing	3	1
Converting	2	1
Recovery, deinked pulp and others	1	1
	6	3
	22	14
Tissue papers
Manufacturing and converting	10	2

Corporate	2	1
Consolidated total	34	17

Additional information (in millions of Canadian dollars, except shipments and share information) (unaudited)

		For the 3-month periods ended March 31,
		2007	2006

Common shares - Toronto Stock Exchange
	High	$15.80	$11.99
	Low	$11.65	$9.66
	Volume	19,446,000	5,555,000

Shipments of manufacturing and converting products (in thousands of short tons)
Packaging products
Boxboard		307	293
Containerboard		350	188
Specialty products		115	115
Tissue papers		109	104

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies.

Net earnings, which is a performance measure define by Canadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
	2007	2006

Net earnings for the period	22	6
Net loss from discontinued operations	—	3
Non-controlling interest	1	—
Share of results of significantly influenced companies	(4)	(3)
Provision for income taxes	13	4
Foreign exchange gain on long-term debt	(4)	—
Interest expense	27	21

Operating income from continuing operations	55	31

Depreciation and amortization	53	40

Operating income before depreciation and amortization	108	71